EXHIBIT 99.1

CONSENT OF SMITH TRAVEL RESEARCH

We hereby consent to the use of the name of our firm in any Registration Statement on Form S-11 and related prospectus, and any amendments thereto (collectively, the “Registration Statements”), of DiamondRock Hospitality Company for the registration of its initial public offering of its common shares of beneficial interest and the registration of certain of its common shares of beneficial interest held by certain selling shareholders, and the inclusion of market data collected and/or prepared by our firm with respect to our market study for the U.S. lodging industry wherever appearing in the Registration Statements, including but not limited to the references to our firm under the headings “Summary—Hotel Industry Outlook,” “Market Data,” “Our Business—Our Investment Sourcing Relationship with Marriott” and “Hotel Industry Outlook.”

Dated January 27, 2005	SMITH TRAVEL RESEARCH

	By:	/s/ Mark V. Lomanno
Name: Mark V. Lomanno
Title: President